SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 5 June 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 5 June 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 5 June 2006

Recent Announcements to the London Stock Exchange

DATE	DETAILS

2.6.06	National Grid Euro Medium Term note Programme-
Issue of Debt

30.5.06	Directors interests- (Steve Lucas share disposal)

23.5.06	Director’s share purchase (Sir John Parker)

11.5.06	Directors Interests - Share Incentive Plan - monthly update

Note:	In addition, a ‘same day’ SEC filing on Form 6-K was made

on 18 May:

‘Results for the year ended 31 March 2006’

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 5 June 2006

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued GBP 250,000,000 Fixed Rate Instruments due 02 June 2011 Series No 31, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

02 June 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

30 May 2006

National Grid plc (‘National Grid’)

Directors Share Interests

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Steve Lucas earlier today sold 50,000 NG. Ordinary shares, at 600p per share.

His total interest after this event is in 526,964 NG. Ordinary shares and 318 B shares (unchanged).

23 May 2006

National Grid plc (‘National Grid’)

Directors’ Share Purchase

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Sir John Parker, Chairman of National Grid, today purchased a further 8,000 NG. Ordinary shares at 572.32p per share.

This takes his total holding to 63,832 NG. Ordinary shares.

National Grid plc (NG)

11 May 2006

National Grid SHARE INCENTIVE PLAN (the “SIP”)

(Notification of Directors’ Interests, pursuant to Section 324(2) of the Companies Act 1985)

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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG. ordinary shares by regular monthly contributions. The current monthly purchase of 44,218 NG. ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 8 May 2006, at a price of 570 pence per share, on behalf of some 2,800 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	22 Ordinary Shares	487,576 Ordinary Shares
Roger Urwin	22 Ordinary Shares	1,368,026 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)